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                              February 16, 2023

       Houqi Zhang
       Chief Executive Officer
       Autozi Internet Technology (Global) Ltd.
       Block A, Building No. 16
       Yonyou Software Park, No. 68 Beiqing Road
       Haidian District, Beijing, China

                                                        Re: Autozi Internet
Technology (Global) Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted January
18, 2023
                                                            CIK No. 377-06555

       Dear Houqi Zhang:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover page

   1. Please revise here and in the prospectus summary to state, as you do on page 45, that you do not currently intend
to rely on the controlled company exemptions from certain
                                                        corporate governance
requirements. Revise the risk factor regarding the controlled company exemptions to
state that, if you take advantage of the exemptions, you also will be exempt from the
requirements regarding compensation and nominating committees. As a related matter,
please revise the cover page and page 9 to state that Dr. Houqi Zhang will be able to control the
management and affairs of your company and most (or all, as
                                                        applicable) matters
requiring stockholder approval following the offering. Include a
 Houqi Zhang
Autozi Internet Technology (Global) Ltd.
February 16, 2023
Page 2
         separate risk factor regarding this risk.
2. We note your disclosure regarding the Holding Foreign Companies Accountable Act and the PCAOB. Here and throughout your prospectus where you discuss the HFCAA and
         PCAOB, please revise to include the name of your auditor and to reflect that Congress has shortened the inspection period under the HFCAA from three years to two years. Revise to include this disclosure in your prospectus summary, as well.
3. We note your disclosure about your plan to distribute dividends to shareholders. Please revise to further describe how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company, and its subsidiaries, or to investors, and quantify the amounts where applicable.
         If no transfers have been made, so state. Provide cross-references to the consolidated financial statements. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. In addition, please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the
         PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to each of these other discussions in the prospectus summary, summary risk factors and risk factors sections.
4. On the cover page you state that "the Company" and "our Company" refers to Autozi
         Internet Technology (Global) Ltd., and that "we," "us" and "our" refer to Autozi Internet
         Technology (Global) Ltd. and its subsidiaries. However, on page 10 you
state that    we,
            us,       our company,       the Group    and    our    refer to
Autozi Internet Technology (Global)
         Ltd., a Cayman Islands exempted company and its subsidiaries. Please revise for consistency and accuracy. Also include a definition of "PRC subsidiaries" and "operating subsidiaries," as you use those terms throughout the prospectus.
5. We note your disclosure on page 7 that you do not have any cash management policy regarding the transfer of cash between your subsidiaries. Please revise such disclosure to state, if true, that you also do not have cash management policies that dictate how funds are transferred between you, your subsidiaries and investors. Include such disclosure, as revised per the preceding sentence, on the cover page, as well.
6. Disclose on the cover page how regulatory actions related to data security or anti-
       monopoly concerns in Hong Kong have or may impact the company   s
ability to conduct
       its business, accept foreign investment or list on a U.S./foreign exchange. Also include disclosure in the Risk Factors section explaining whether there are laws and regulations in
FirstName LastNameHouqi Zhang
       Hong Kong that result in oversight over data security, how this oversight impacts the
Comapany    NameAutozi
       company   s          Internet
                   business        Technology
                             and the            (Global)
                                     offering, and        Ltd.
                                                    to what extent the company
believes that it is
       compliant  with
February 16, 2023 Page 2the regulations or policies that have been issued. FirstName LastName
 Houqi Zhang
FirstName  LastNameHouqi    Zhang Ltd.
Autozi Internet Technology (Global)
Comapany16,
February   NameAutozi
             2023       Internet Technology (Global) Ltd.
February
Page 3 16, 2023 Page 3
FirstName LastName
Prospectus Summary
Overview, page 1

7. Please balance the disclosure in the summary by addressing the performance challenges that you face. In this regard, we note your significant working capital deficiency and net losses for the fiscal years ended September 30, 2021 and 2022, including losses incurred or experienced as a result of COVID-19. Please also, to the extent practicable and material, quantify the various impacts of COVID-19 discussed in the risk factor on page
         32.
Recent Regulatory Developments
Potential CSRC Filing Requirements, page 4

8. Please revise to describe the conditions of the Draft Overseas Listing Regulations which you state, if enacted in its current form, may subject you to additional compliance requirements in the future. Please consider the addition of risk factor disclosure relating to this discussion.
Corporate History and Structure
Our Corporate History and Structure, page 5

9. Please describe any contracts or arrangements between the offshore and onshore companies, including those that affect the manner in which you operate, impact your economic rights, or impact your ability to control your subsidiaries. State that you may incur substantial costs to enforce the terms of any such arrangements. Also revise the diagram on page 7 to indicate the persons that own minority interests in the depicted entities.
Holding Company Structure, page 7

10. We note your disclosure about the structure of cash flows within your organization and that you have, from time to time, transferred cash between your PRC subsidiaries to fund their operations. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer.
         Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences.
         Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe the restrictions on foreign exchange, as referenced under
         Regulations Relating to Foreign Exchange on pages 153 and 154, and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. Provide cross-
         references to the consolidated financial statements.
 Houqi Zhang
FirstName  LastNameHouqi    Zhang Ltd.
Autozi Internet Technology (Global)
Comapany16,
February   NameAutozi
             2023       Internet Technology (Global) Ltd.
February
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Implications of Being a Foreign Private Issuer, page 8

11. Please explain how, given your dual-class structure with different voting rights, you will determine whether more than 50% of your outstanding voting securities are held by U.S.
         residents for purposes of satisfying the foreign private issuer definition. Please refer to
         Securities Act Rule 405, Exchange Act Rule 3b-4, and Securities Act Rules Compliance
         and Disclosure Interpretation 203.17.
Our Challenges, page 10

12. Please revise to disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission
         (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries:
(i) do not receive or
         maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Risk Factor, page 18

13. Please revise to add a risk factor to discuss the types of inflationary pressures that have materially impacted your operations and how your business has been affected. In this
         regard, we note your disclosure on page 37 that China   s overall
economy and the average
         wage have increased in recent years and are expected to continue to grow; and on page
         104 that inflationary factors, such as increases in supply costs as well as personnel and overhead costs, could impair your operating results.
We are subject to a variety of laws and regulations regarding cybersecurity and data protection..., page 53

14. We note your disclosure regarding cybersecurity and data protection, your belief that you are not subject to the cybersecurity review by the CAC, nor engaged in any activity that is subject to security assessment as outlined in the Data Transfer Measures, and your disclosure about the potential impact given the uncertainties about interpretation and implementation. Please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Capitalization, page 81

15. In the line item "Ordinary shares," please show information separately for undesignated shares before the offering, and each of Class A and Class B shares after the offering so
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Autozi Internet Technology (Global)
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         that investors may have a clear understanding of your equity structure before and after the offering.
Dilution, page 82

16. Please clarify here that your equity structure after the offering will consist of a dual class structure in which ordinary shares will consist of both Class A and Class B whereas prior to the offering there is only one undesignated class of ordinary shares.
17. In the second paragraph you state, "[d]ilution is determined by subtracting net tangible book value per both Class A and Class B ordinary share, after giving effect to the additional proceeds we will receive from this offering." It appears this measure should be described as "pro forma." Please advise.
18. In the third paragraph you state "our pro forma as adjusted net tangible book value as of
         September 30, 2022 would have been ..., or US$ per ordinary share." For consistency with your disclosure in this section, it appears the per share amount should be referred to as "per Class A and Class B ordinary share." Please revise or advise.
19.      In the table you present    Pro forma net tangible book value per both
Class A and Class B
         ordinary share.    Please explain to us and disclose what this
represents and how it differs
         from    Pro forma as adjusted net tangible book value per both Class A and Class B
         ordinary share after giving effect this offering.
Enforcement of Civil Liabilities, page 84

20. Please revise to identify the directors, executive officers, and members of senior management that are located in China and Hong Kong.
Management Discussion and Analysis and Results of Operations
Our ability to continue to expand the size and scope of our MBS store network, page 90

21. Please revise to describe how you have continuously expanded your MBS store network.
         Quantify the number of MBS stores you have opened during the fiscal years ended
         September 30, 2021 and 2022.
Going Concern, page 97

22. Please revise here, in your Prospectus Summary and Risk Factors, to highlight the auditor's explanatory paragraph regarding your ability to continue as a going concern. As a related matter, disclose here an estimate of the financing required to continue your operations for the next twelve months, including description and quantification of your material cash requirements. Please also discuss the terms of your related-party loans and bank borrowings which you describe as primary sources of liquidity and disclose your total current liabilities. For further guidance on the discussion of liquidity and capital
         resources refer to Securities Act Release 33-8350    Interpretation:
Commission Guidance
         Regarding Management's Discussion and Analysis of Financial Condition and Results of
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         Operations.
23. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
24. Please revise to discuss how the removal of your credit line business or defaults by third parties who currently benefit from this business may impact your business. In this regard, we note your risk factor disclosure on page 36 regarding the guarantees you provide to third parties.
Cash Flows
Operating activities, page 98

25. Your discussion appears to be focused on how operating cash flows were derived for each period rather than an analysis of why operating cash flows materially varied from period to period. Also, you should also discuss the operational reasons for the negative operating cash flows for the periods presented and explain how you intend to meet your cash requirements and maintain operations in the future. For example, discuss the underlying factors contributing to the net losses that also contributed to the negative operating cash flows. Refer to instruction 1 to "Instructions to Item 5" in Form 20-F and section IV.B.1 of Release No. 33-8350 and revise your disclosure as appropriate. Also, discuss if the negative operating cash flows is a known trend pursuant to Item 5.D of Form 20-F and your expectations of this condition continuing.
Management
Corporate Governance
Compensation of Directors and Executive Officers, page 173

26. Please update your executive compensation disclosure to reflect the most recently completed fiscal year, and revise your Related Party Transactions disclosure through the date of the prospectus.
Principal Shareholders, page 174

27. Please revise to identify the natural persons with voting and dispositive power over the ordinary shares held by Huachuang (Fujian) Equity Investment Enterprise (Limited
         Partnership) and JiuZhou JY Investment Limited.
Description of Share Capital
Ordinary Shares
Conversion, page 177

28. Please revise to disclose that future issuances of Class B ordinary shares may be dilutive to Class A ordinary shareholders, as you do on page 70 in your risk factors disclosure.
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         Please also disclose the impact of the conversion of Class B ordinary shares on holders of
         Class A ordinary shares, including dilution and the reduction in aggregate voting power, as well as the potential increase in the relative voting power if one of the Class B holders retains their shares.
Financial Statements, page F-1

29. The financial statements are described as "consolidated." However, based on information in notes 1(b) and (c) in the notes to the financial statements regarding the common control of the entities reflected in the financial statements, as well as that the WFOE was not formed until after the date of the latest balance sheet presented, it appears the financial statements should be described as "combined." Refer to ASC 810-10-45-10 for guidance.
         Please revise your presentation as appropriate or advise. Also, have your audit firm give consideration of this in describing the financial statements in its opinion.
Consolidated Balance Sheets, page F-3

30. "Advances to suppliers" is the single largest of your current and total assets, yet there is no disclosure in the notes to the financial statements as to what this represents. Disclosure on page 98 says advances are for business operation needs without further specification.
         Please expand your disclosure as appropriate. Refer to ASC 235-10-50-1 for guidance.
31. The statements of cash flows present a line item for "advance from customers" but we do not see a line item for this in the balance sheets or reference in the notes to the financial statements as to its location. Please disclose where such amounts are recorded in the balance sheets.
Consolidated Statements of Operations and Comprehensive Loss, page F-4

32. Your discussion on page 97 attributes the $1.2 million investment income recognized during the fiscal year ended September 30, 2021 to the gains of disposals of subsidiaries.
         Please disclose in the notes to the financial statements:
         1. The accounting policy for the disposals of your subsidiaries;
         2. The terms of the disposals that resulted in the $1.2 million gain;
and
         3. How the transactions are reflected in the statement of cash flows. Also refer to ASC 360-10-50-3 and 3A for further disclosure requirements.
Notes to Consolidated Financial Statements
1. Organization and principal activities
(a) Principal activities, page F-7

33. You refer to MBS stores here. It appears from elsewhere in the filing all but one of these stores is independently owned. To help us better understand the purpose of these stores and how you utilize them to conduct your operations and generate revenue, please address the following for us:
         1. Whether the stores conduct sales of new vehicles and if so, which party (you or store
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               owners) transacts the sale.
         2. Whether stores have on site products (vehicles, parts, accessories) and provide services. If so, tell us the source of the products and how the services are provided.
         3. How each of you and store owners generate revenue through the stores and the attribution of revenue to each.
         4. Whether the stores conduct walk in sales to end users (that is, sell products and services at the counter). If so, explain which party (store owners or you) recognizes revenue from these sales and tell us why this treatment is appropriate.
         5.    You state elsewhere in the filing "Through our online interfaces
.... MBS store
               owners to increase their customer base and improve the business profitability
               ..." Describe how MBS store owners' profitability is improved through your online interfaces.
3. Summary of significant accounting policies
(k) Convertible bond, page F-12

34. You disclose in note 10 that your convertible bonds may be converted into 1.2% equity interest of Autozi China. Please clarify whether this 1.2% is fixed regardless of future equity issuances and if so, disclose how you plan to account for the potential change in the conversion price. Provide an analysis and the appropriate accounting guidance to support your accounting.
(l) Revenue recognition, page F-13

35. Based on your disclosure in the first paragraph on page 1 under "Overview," it appears you are the intermediate party that through your platform connects automotive manufacturers, auto parts manufacturers, and insurance companies with MBS stores and automotive owners. To help us better understand why you consider yourself as the principal rather than an agent in the conduct of your business, please address the following for us:
         1. When and how you obtain control over products (vehicles, parts and accessories)
               before they are transferred to customers and what that control constitutes. Include how and when you obtain ownership (legal title) of products and for how long you have ownership before they are sold.
         2. Tell us whether you have inventory risk before products are transferred to customers and how you have the ability to direct the use of products before they are transferred to customers.
         3. How you determine the price of products sold and how the cost of the products you sell is determined.
         4. Whether you directly pay suppliers for products you obtain before products are sold or if payment to suppliers is made after you collect the sale price from purchasers.
         5. Whether you obtain products that you hold in inventory for potential sale (that is, the products obtained are not pre-sold at the time you obtain them).
         6. Explain to us the full process of how parallel import sales are transacted, including
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               (i) all parties involved and their roles, (ii) the timing of each step in the process, (iii)
               how, when and to who consideration is transferred throughout the process and (iv)
               how vehicles are selected for sale through this channel. Tell us how and when you obtain control and inventory risk of vehicles in these transactions.
36. Please explain to us in detail the process in generating revenue from parallel-import sales.
         For example, tell us how you (i) receive orders from customers for vehicles,
         (ii) obtain/acquire the vehicles, (iii) determine your cost of the vehicles you obtain/acquire, (iv) determine the sales price of the vehicles you sell, and (v) when and how the cost and sale amounts are transferred and to who. Identify all parties in this sales channel and their roles, and describe all amounts exchanged in the process.
37. When you are considered to be the responsible party under the regulations specified under
         "Regulations" (for example, you are deemed as the manufacturer), please explain to us and disclose how you account for liabilities associated with defective autos, guarantees for family car products, and product recall, quality guarantee and after sales service associated with parallel imported vehicles.
38. In regard to your automotive insurance related services, please explain to us whether you specifically provide these services and, if so, how you do or if you arrange for other parties to perform these services.
(x) Mezzanine equity, page F-19

39. Please revise your disclosure to clarify whether the adjustment to the carrying amount of redeemable noncontrolling interests to the redemption value is determined after the
         attribution of Autozi Internet Technology   s net loss. Refer to ASC
480-10-S99-3A16.c
         for guidance. Please give similar consideration to the redeemable principal interests.
17. Related party transactions
Amounts due from related parties, page F-32

40. We note that Changsha Tongjie made minimal repayment during the fiscal year ended
         September 30, 2022 toward the loan that was outstanding at September 30, 2021. In light of your disclosure that you fully impaired your 15% equity interest in Changsha Tongjie, please tell us why you believe that the amount due to you is recoverable.
Exhibit Index, page II-5

41. Please file as an exhibit the Warrant Agreement which you entered into as part of your organization for the purpose of this offering and listing and a form of multi-brand service store agreement, or tell us why you do not believe you are required to file them. Refer to Item 601(b)(10) of Regulation S-K.
General

42. Please provide us with supplemental copies of all written communications, as defined in
 Houqi Zhang
Autozi Internet Technology (Global) Ltd.
February 16, 2023
Page 10
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on
Section 5(d) of the
      Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
       You may contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                            Sincerely,
FirstName LastNameHouqi Zhang
                                                      Division of Corporation
Finance
Comapany NameAutozi Internet Technology (Global) Ltd.
                                                      Office of Trade &
Services
February 16, 2023 Page 10
cc:       Yang Ge, Esq.
FirstName LastName